SECURITIES AND EXCHANGE COMMISSION

                            Washington, DC 20549

               Under the Securities and Exchange Act of 1934

                            (Amendment No. ___ )

                               CONNECT, INC.
                              (Name of Issuer)

                       Common Stock, $.001 par value
                      (Title of Class of Securities )

                                 207528100
                               (CUSIP NUMBER)



1)    Name of Reporting Person      RRE Connect Investors, L.P.
      SS or IRS Identification
      Nos. of Above Person

2)    Check the Appropriate Box                 (a)
      of A Member of  Group
      (See Instructions)                        (b)

3)    SEC Use Only

4)    Citizenship or Place of       Delaware
      Organization

                                    (5)   Sole Voting Power
      Number of                              1,174,242
      Shares
      Beneficially Owned            (6)   Shared Voting Power
      by Each Reporting
      Person With                   (7)   Sole Dispositive Power
                                             1,174,242

                                    (8)   Shared Dispositive Power
                                             1,174,242

9)    Aggregate Amount
      Beneficially Owned by
      Each Reporting Person

10)   Check if the Aggregate
      Amount in Row (9)
      Excludes Certain Shares
      (See Instructions)

11)   Percent of Class Represented
      By Amount in Row 9
      6.31%, based on 18,622,858 total shares
      outstanding as of January 23, 1997

12)   Type of Reporting
      Person (See Instructions)     PN



Item 1(a)   Name of Issuer.

            CONNECT,Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices.

            515 Ellis Street
            Mountain View, CA  94043

Item 2(a)   Name of Person Filing.

            RRE Connect Investors, L.P.

Item 2(b)   Address of Principal Business Office.

            126 East 56th Street, 22nd Floor, New York, NY  10022

Item 2(c)   Citizenship.

            New York

Item 2(d)   Title of Class of Securities.

            Common Stock, $.001 par value

Item 2(e)   CUSIP Number.

            207528100

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

      (a)______   Broker Dealer registered under Section 15 of the Act
      (b)______   Bank as defined in Section 3(a)(6) of the Act
      (b)______ Insurance Company as defined in Section 3(a)(19) of the Act
      (c)______ Investment Company registered under Section 8 of the Investment Company Act
      (d)______ Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
      (e)______ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; seess.240.13d-1(b)(1)(ii)(F)
      (f)______ Parent Holding Company, in accordance with ss.240.13d-1(b)(ii)(G) (Note: See Item 7)
      (g)______   Group, in accordance withss.240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership

(a)   Amount Beneficially Owned     1,174,242

(b)   Percent of Class              6.31%
      (*based on 18,622,858 total shares outstanding as of January 23, 1997)

(c)   Number of shares as to which such person has:

      (i)___sole power to vote or to direct the vote
               1,174,242

      (ii)__shared power to vote or to direct vote

      (iii)_sole power to dispose or to direct disposition of
               1,174,242

      (iv)__shared power to dispose or to direct disposition of

Item  5. Ownership of Five Percent or Less of a Class.

      ______not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

      ______not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company.

      ______not applicable

Item 8.  Identification and Classification of Members of the Group.

      ______not applicable

Item 9.  Notice of Dissolution of the Group.

      ______not applicable

Item 10. Certification.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

      After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.

_____________________________
Date


RRE CONNECT INVESTORS, L.P.

_____________________________
Signature


Type Name and Title
Stuart J. Ellman
Member of General Partner